

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2014

Via E-mail
Mr. Roger Ondreko
Chief Financial Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, TX 77056

> **Re: Synthesis Energy Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 12, 2014**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Filed November 14, 2014**
> **File No. 1-33522**

Dear Mr. Ondreko:

We have reviewed your response letter dated November 21, 2014 and have the following comment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 4. Controls and Procedures, page 34

1.   It appears from your disclosure that you did not provide a conclusion on the effectiveness of your disclosure controls and procedures at September 30, 2014. Rather, you provided a conclusion on the effectiveness of your internal controls over financial reporting, provided under Item 308(a) of Regulation S-K, which is not required in interim quarterly reports. Please tell us whether your disclosure controls and procedures were effective or not effective at September 30, 2014. Additionally, please revise future interim filings to provide the disclosure required by Item 307 of Regulation S-K.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Melinda J. Hooker at (202) 551-3732 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief